Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2025, and for the Six Months Ended June 30, 2025 and 2024
Unaudited Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income or Loss	2
Unaudited Condensed Consolidated Interim Statement of Financial Position	3
Unaudited Condensed Consolidated Interim Statement of Changes in Equity	4
Unaudited Condensed Consolidated Interim Statement of Cash Flows	5
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	6

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income or Loss (unaudited)

For the Six Months Ended June 30, 2025 and 2024 (in US$)

		SIX MONTHS ENDED
		JUNE 30
	Note	2025	2024
Other operating income		80,951	34,298
Research and development		(1,465,898)	(1,963,664)
General and administrative		(1,243,973)	(1,987,972)
Operating loss		(2,628,920)	(3,917,338)
Finance expense	6	(37,315)	(186,000)
Finance income	6	1,662,220	513
Share of loss of an associate		(530,997)	(237,007)
Net loss attributable to owners of the Company		(1,535,012)	(4,339,832)
Other comprehensive income/(loss):
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability, net of taxes of $ 0		262,934	198,277
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of $ 0		(1,600,083)	14,662
Share of other comprehensive income of an associate		66,840	(43,712)
Other comprehensive income/(loss), net of taxes of $ 0		(1,270,309)	169,227
Total comprehensive loss attributable to owners of the Company		(2,805,321)	(4,170,605)

Basic and diluted loss per share	7	(0.31)	(2.11)

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Financial Position (unaudited)

As of June 30, 2025 and December 31, 2024 (in US$)

		June 30,	December 31,
	Note	2025	2024
ASSETS
Non-current assets
Property and equipment		103,017	100,000
Right-of-use assets		327,690	349,905
Intangible assets	2	4,627,072	4,627,072
Other non-current financial assets		118,793	103,345
Investment in an associate	2	1,706,045	1,931,335
Total non-current assets		6,882,617	7,111,657

Current assets
Other receivables		213,389	351,331
Prepayments		30,422	190,524
Cash and cash equivalents		3,755	998,624
Total current assets		247,566	1,540,479

Total assets		7,130,183	8,652,136

EQUITY AND LIABILITIES
Equity
Share capital	3	11,431	9,324
Share premium		(1,472,300)	(1,522,747)
Other reserves		9,575,922	11,109,165
Retained earnings/(Accumulated deficit)		(4,041,241)	(3,030,636)
Total shareholders’ equity/(deficit) attributable to owners of the Company		4,073,812	6,565,106

Non-current liabilities
Non-current lease liabilities		198,762	238,691
Employee benefit liability		548,116	684,075
Total non-current liabilities		746,878	922,766

Current liabilities
Bank overdraft		14,594	-
Loan	4	430,841	-
Derivative financial instrument	4	52,957	-
Current lease liabilities		145,852	122,362
Trade and other payables		763,326	552,049
Accrued expenses		901,923	489,853
Total current liabilities		2,309,493	1,164,264
Total liabilities		3,056,371	2,087,030
Total equity and liabilities		7,130,183	8,652,136

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Changes in Equity (unaudited)

As of June 30, 2025 and 2024 (in US$)

				Loans with	Foreign	Retained
				Warrants	Currency	earnings /	Total
		Share	Share	Equity	Translation	(Accumulated	Equity /
	Note	Capital	Premium	Component	Reserve	Deficit)	(Deficit)
As of January 1, 2024		2,956	23,889,332	5,016,776	112,809	(21,346,630)	7,675,243
Total comprehensive loss							-
Net loss		-	-	-	-	(4,339,832)	(4,339,832)
Other comprehensive income / (loss)		-	-	-	(29,050)	198,277	169,227
Total comprehensive loss		-	-	-	(29,050)	(4,141,555)	(4,170,605)
							-
Transactions with owners of the Company							-
Capital increase		2,385	2,641,571	-	-	-	2,643,956
Transaction costs		-	(84,567)	-	-	-	(84,567)
Reclassification of equity component of loans with warrants on expiration		-	45,774	(45,774)	-	-	-
Reduction of share premium		-	(26,492,110)	-	-	26,492,110	-
Share based payments		-	-	-	-	254,288	254,288
Balance at June 30, 2024		5,341	-	4,971,002	83,759	1,258,213	6,318,315

As of January 1, 2025		9,324	(1,522,747)	10,531,766	577,399	(3,030,636)	6,565,106
Total comprehensive loss
Net loss		-	-	-	-	(1,535,012)	(1,535,012)
Other comprehensive income / (loss)		-	-	-	(1,533,243)	262,934	(1,270,309)
Total comprehensive loss		-	-	-	(1,533,243)	(1,272,078)	(2,805,321)

Transactions with owners of the Company
Capital increase		2,107	50,447	-	-	-	52,554
Share based payments		-	-	-	-	261,473	261,473
Balance at June 30, 2025		11,431	(1,472,300)	10,531,766	(955,844)	(4,041,241)	4,073,812

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Cash Flows (unaudited)

For the Six Months Ended June 30, 2025 and 2024 (in US$)

		SIX MONTHS ENDED
	Note	JUNE 30, 2025	JUNE 30, 2024
Cash flows from operating activities
Net loss		(1,535,012)	(4,339,832)
Adjustments for:
Depreciation		77,512	60,869
Share in result of an associate		530,997	237,007
Loss on disposal of discontinued operations		-	37
Unrealized foreign currency exchange loss/(gain), net		(1,647,303)	117,916
Net interest expense		32,968	2,831
Share based payments	5	261,473	254,288
Employee benefits		46,871	29,804
Gain on modification of financial instruments		(14,917)	-
		(2,247,411)	(3,637,080)
Changes in:
Trade and other receivables		161,834	(38,587)
Prepayments		161,305	255,449
Trade and other payables		154,544	30,987
Accrued expenses		385,594	185,461
Net cash used in operating activities		(1,384,134)	(3,203,770)

Cash flows from investing activities
Cash paid from other non-current financial assets		(462)	-
Interest received		-	513
Disposal of subsidiaries		-	108
Net cash from investing activities		(462)	621

Cash flows from financing activities
Proceeds from offerings and warrant exercises		-	2,643,956
Transaction costs		-	(52,972)
Proceeds from loans		438,407	-
Repayment of lease liabilities		(63,152)	(72,927)
Interest paid		(7,318)	(3,344)
Net cash from financing activities		367,937	2,514,713

Net increase / (decrease) in cash and cash equivalents		(1,016,659)	(688,436)
Cash and cash equivalents at beginning of the period		998,624	733,701
Net effect of currency translation on cash		7,196	20,190
Cash and cash equivalents at end of the period		3,755	65,455
Bank overdraft at the end of the period		(14,594)	-
Cash and cash equivalents net of the bank overdraft at end of the period		(10,839)	65,455

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Altamira Therapeutics Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2025, and December 31, 2024, and for the six months ended June 30, 2025 and 2024 (in US$)

1.	Reporting Entity

Altamira Therapeutics Ltd. (the “Company”) is an exempted company incorporated under the laws of Bermuda.

These unaudited condensed consolidated interim financial statements comprise the Company and its subsidiaries (together referred to as the “Company” and individually as “Company entities”). As of June 30, 2025, the Company is the ultimate parent of the following Company entities:

●	Altamira Therapeutics AG, Basel, Switzerland (100%) with a nominal share capital of CHF 2,500,0001)

●	Otolanum AG, Basel, Switzerland (100%) with a nominal share capital of CHF 100,000

●	Altamira Therapeutics, Inc., Newark, Delaware, United States (100%) with a nominal share capital of $100

1)	Formerly Auris Medical AG. The subsidiary was merged with its sister company Altamira Therapeutics AG, Basel, on June 30, 2024, adopting the name of the latter.

Associated companies:

●	Altamira Medica AG, Basel, Switzerland (49%) with a nominal share capital of CHF 3,000,0002)

●	Altamira Medica Ltd., Dublin, Ireland (49%) with a nominal share capital of EUR 1003)

●	Altamira Medica Pty Ltd, Melbourne, Australia (49%) with a nominal share capital of AUD 100

2)	On November 21, 2023, the Company divested partially its Bentrio® business by selling a 51% stake in Altamira Medica AG, Basel, Switzerland, and its 100% subsidiary Auris Medical Pty Ltd, Melbourne, Australia (subsequently renamed as Altamira Medica Pty Ltd). After the sale, the retained 49% stake is accounted for as investment in an associate using the equity method.

3)	Formerly Auris Medical Ltd.; the subsidiary was sold to Altamira Medica AG effective January 2, 2024.

The Company is a preclinical-stage biopharmaceutical company developing and supplying peptide-based nanoparticle technologies for efficient RNA delivery to extrahepatic targets (xPhore platform). The versatile delivery platform is suited for delivery of oligonucleotides (OligoPhore), mRNA (SemaPhore) and circular RNA (CycloPhore) and made available to pharma or biotech companies through out-licensing. In addition, the Company is pursuing two flagship siRNA programs using its proprietary OligoPhore delivery technology: AM-401 for KRAS driven cancer and AM-411 for rheumatoid arthritis, both in preclinical development beyond in vivo proof of concept. Further, the Company holds a 49% stake in Altamira Medica AG, which commercializes the legacy asset Bentrio, an OTC nasal spray for allergic rhinitis, and seeks to partner / divest its inner ear legacy assets.

2.	Basis of Preparation

Statement of compliance

These unaudited condensed consolidated interim financial statements as of June 30, 2025, and for the six months ended June 30, 2025, have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2024.

These condensed consolidated interim financial statements include all adjustments that are necessary to fairly state the results of the interim period. The Company believes that the disclosures are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results to be expected for the full year. Management does not consider the business to be seasonal or cyclical.

Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with IFRS Accounting Standards as issued by International Accounting Standards Board (IFRS Accounting Standards), have been condensed or omitted as permitted by IAS 34. The condensed consolidated statement of financial position as of December 31, 2024, was derived from the audited consolidated financial statements. The unaudited interim condensed consolidated financial statements were authorized for issuance by the Company’s Audit Committee on August 27, 2025.

Functional and presentation currency

These condensed consolidated interim financial statements are presented in US dollars (“US$” or “$”), which is the Company’s functional currency and the Company’s presentation currency.

Foreign currency transactions

Items included in the financial statements of Company entities are measured using the currency of the primary economic environment in which the entity operates. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are generally recognized in profit or loss. If they are attributable to part of the net investment in a foreign operation, they are recognized in Other Comprehensive Income (“OCI”) until the net investment is disposed of, at which time the cumulative amount is reclassified to profit or loss. Non-monetary items that are measured based on historical cost in a foreign currency are not re-translated.

Foreign operations

Assets and liabilities of Company entities whose functional currency is other than US$ are included in the consolidation by translating the assets and liabilities into the presentation currency at the exchange rates applicable at the end of the reporting period. Income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions).

Foreign currency translation differences are recognized in OCI and presented in the foreign currency translation reserve in equity. When a foreign operation is disposed of such that control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal.

Closing exchange rates for the most significant foreign currencies relative to US$:

		Geographical	Reporting	June 30,	December 31,	June 30,	January 1,
Currency		area	entities	2025	2024	2024	2024
US$	Dollar	United States	2	1.0000	1.0000	1.0000	1.0000
CHF	Swiss Franc	Switzerland	2	1.2609	1.1016	1.1125	1.1880
EUR	Euro	Europe	1	1.1783	1.0355	1.0722	1.0943

Average exchange rates for the year for the most significant foreign currencies relative to US$:

				Six months ended
		Geographical	Reporting	June 30,	June 30,
Currency		area	entities	2025	2024
US$	Dollar	United States	2	1.0000	1.0000
CHF	Swiss Franc	Switzerland	2	1.1598	1.1245
EUR	Euro	Europe	1	1.0919	1.0814

Significant accounting policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as of and for the year ended December 31, 2024 and have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated.

New standards, amendments and interpretations adopted by the Company

Amendments to IAS 21	Lack of exchangeability

The application of these new standards, amendments to standards and interpretations did not have a material impact on the financial statements of the Company.

Associates

Where the Company has the power to participate in (but not control) the financial and operating policy decisions of another entity, it is classified as an associate. Associates are initially recognized in the consolidated statement of financial position at cost. An investment in an associate that represents the retained interest in a former subsidiary is recognized at its fair value at the date when control is lost. Subsequently associates are accounted for using the equity method, where the Company’s share of post-acquisition profits and losses and OCI is recognized in the consolidated statement of profit and loss and other comprehensive income (except for losses in excess of the Company’s investment in the associate unless there is an obligation to make good on those losses).

Going concern

The Company expects its research and development expenses to remain significant as it continues to develop its RNA delivery platforms and advance or initiate the pre-clinical and clinical development of its product candidates. It also expects to continue to incur additional costs associated with operating as a public company. To the extent that the Company will be unable to generate sufficient cash proceeds from the planned divestiture or partnering of its legacy assets or other partnering activities, it will need substantial additional financing to meet these funding requirements. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable it to continue to implement its long-term business strategy. If the Company is unable to raise capital when needed, it could be forced to delay, reduce or eliminate its research and development programs, which could materially harm its business, prospects, financial condition and operating results. This could then result in bankruptcy, or the liquidation of the Company. These factors raise substantial doubt about its ability to continue as a going concern.

The Company’s Board of Directors has considered the cash flow forecasts and the funding requirements of the business and continues to explore and pursue various funding opportunities, including loans or convertible loans, the partial spin-off of the Company’s RNA delivery business (which would subsequently become independently funded), divestitures of legacy assets, and licensing revenues. Based on currently available information and data, the Board of Directors considers it feasible to generate $2.8 to $3.5 million in funding within 12 months from the reporting date. At the date of issuing these financial statements, such plans have not yet been fully realized.

 The Company’s assumptions may prove to be wrong, and the Company may have to use its capital resources sooner than it currently expects. As is often the case with drug development companies, the ability of the consolidated entity to continue its activities as a going concern is dependent upon it completing the spin-off of a majority of the RNA delivery business, deriving sufficient cash from licensing and partnering activities, and from other sources of revenue such as grant funding. To the extent that the Company will be unable to generate sufficient cash proceeds from these sources, it may need substantial additional financing to meet its funding requirements. While Management and the Board of Directors continue to apply best efforts to evaluate available options, there is no guarantee that any transaction can be realized or that such transaction would generate sufficient funds to finance operations for twelve months from the issuance of these financial statements.

The financial statements have been prepared on a going concern basis, which contemplates the continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The lack of a going concern assessment may negatively affect the valuation of the Company’s investments in its subsidiaries and result in a revaluation of these holdings. The Company’s Board of Directors will need to consider the interests of the Company’s creditors and take appropriate action to restructure the business if it appears that the Company is insolvent or likely to become insolvent.

3.	Capital and Reserves

Share capital

The issued share capital of the Company consisted of:

	June 30,		December 31,
	2025		2024
	Number	US$	Number	US$
Common shares with par value of $0.002 each	5,715,472	11,431	4,662,080	9,324
Total	5,715,472	11,431	4,662,080	9,324

	Common Shares
	(Number)
	2025	2024
As of January 1	4,662,080	1,477,785
2022 Commitment Purchase Agreement	-	555,279
HCW Sales Agreement	-	637,460
Equity Incentive Plan	1,053,392	-
Total, as of June 30	5,715,472	2,670,524

Equity offerings

On September 19, 2024 the Company closed a public offering of 377,000 common shares and 5,178,556 pre-funded warrants accompanied by Series A-1 common warrants to purchase up to 5,555,556 common shares and Series A-2 common warrants to purchase up to 5,555,556 common shares, at a combined public offering price of $0.72 per share (or per pre-funded warrant in lieu thereof) (the “2024 Public Offering”). The Series A-1 common warrants have an exercise price of $0.72 per share, are immediately exercisable upon issuance and will expire on the earlier of the eighteen-month anniversary of the initial issuance date or 60 days following the date the Company publicly announces positive biodistribution data for AM-401 or AM-411 nanoparticles. The Series A-2 common warrants have an exercise price of $0.72 per share, are immediately exercisable upon issuance and will expire on the earlier of the five-year anniversary of the initial issuance date or six months following the date the Company publicly announces the entry into one or more agreements relating to the further development and commercialization for AM-401 or AM-411, provided at least one such agreement covers a territory that includes all or a part of the European Union or the United States. The total gross proceeds from the offering amounted to $3,991,410. As of June 30, 2025, an aggregate of 883,556 pre-funded warrants had been exercised for a total amount of $1,767; 4,295,000 pre-funded warrants were still outstanding. After full exercise of pre-funded warrants, gross proceeds from the offering will amount to $4,000,000. Directly related transaction costs of $664,618 were recorded as a deduction in equity. The fair value of each of the warrants issued was calculated using the Black-Scholes valuation model. The fair value calculation assumptions included average volatility of 99.60% and an annual risk-free rate of 3.62%. The total fair value of the warrants issued amounted to $5,573,321 and was recorded in equity as a cost of the offering.

On January 19, 2024, the Company entered into a sales agreement with H.C. Wainwright & Co., LLC (“HCW” and the “HCW Sales Agreement”). Pursuant to the terms of the HCW Sales Agreement the Company may offer and sell its common shares, from time to time through HCW by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act. In the first six months of 2024, we issued 637,460 shares under the HCW Sales Agreement for aggregate gross proceeds of $1.66 million.

The HCW Sales Agreement effectively replaced the sales agreement that the Company had concluded with A.G.P./Alliance Global Partners (“A.G.P.” and the “A.G.P. Sales Agreement”) on November 30, 2018 and amended on April 5, 2019 and which the Company terminated effective January 1, 2024. Pursuant to the terms of the A.G.P. Sales Agreement, the Company could offer and sell its common shares, from time to time through A.G.P. by any method deemed to be an “at-the-market” (ATM) offering as defined in Rule 415(a)(4) promulgated under the Securities Act.

On July 10, 2023, the Company closed a public offering of 43,750 common shares and 511,806 pre-funded warrants and accompanying common warrants to purchase up to 555,556 common shares, at a combined public offering price of $9.00 per share, pre-funded warrant and accompanying common warrant. The common warrants have an exercise price of CHF 8.00 per share, are exercisable immediately and expire five years from the date of issuance. The Company additionally granted 36,113 warrants to the Placement Agent with a strike price of CHF 10.00 and an exercise period of 5 years. As of December 31, 2023, all pre-funded warrants were exercised for a total amount of $112,597. The total gross proceeds from the offering amounted to $5,000,000. Directly related transaction costs of $718,767 were recorded as a deduction in equity. The fair value of each of the warrants issued was calculated using the Black-Scholes valuation model. The fair value calculation assumptions included volatility of 107.34% and an annual risk-free rate of 4.25%. The total fair value of the warrants issued amounted to $4,660,305 and was recorded in equity as a cost of the offering. In connection with the 2024 Public Offering, the Company agreed to amend the terms of the common warrants issued in the 2023 Public Offering. Under the amendment, the exercise price on 555,556 warrants was lowered from CHF 8.00 per common share to the exercise prices of the newly issued Series A-1 and Series A-2 common warrants, i.e., to $0.72 per common share, and their duration was extended from July 10, 2028, to September 19, 2029.

On May 1, 2023, the Company entered into a convertible loan agreement with FiveT Investment Management Ltd. (“FiveT IM” and the “2023 FiveT Loan”; see Note 4, Loans). Under the 2023 FiveT Loan the Company sold an aggregate 443,294 common shares at an average price of CHF 5.07 to FiveT IM in 2023. In connection with the 2023 FiveT Loan, FiveT IM received warrants to purchase an aggregate of 81,274 common shares at an exercise price of CHF 30.76 per common share, which may be exercised for up to five years. On December 7, 2023, the Company entered into a letter agreement (the “Warrant Inducement Agreement”) under which FiveT IM was granted the option to exercise the warrants by or before December 14, 2023 at a reduced exercise price which was defined as 90% of the daily trading volume weighted average price for the Company’s common shares on the NASDAQ stock exchange on the trading day following the date of each such exercise and receive additional warrants upon any such exercise. FiveT IM exercised all existing warrants at the weighted average exercise price of CHF 6.656 per common share, yielding proceeds of $614,896 to the Company. The repricing in accordance with the warrant inducement agreement led to a reclassification of a portion of the existing warrants from equity to derivative financial liabilities. A revaluation gain from derivative financial instruments of $16,768 was realized on the revaluation of the existing warrants between the date of the Warrant Inducement Agreement and the date of the exercise of the warrants. The fair value was determined using the Black-Scholes valuation model. On December 15, 2023, the Company issued to FiveT IM new warrants to purchase 81,274 common shares at CHF 6.656 each for six months from their date of issuance and to purchase 81,274 common shares at CHF 6.656 each for two years from their date of issuance. The fair value of the new warrants issued was calculated using the Black-Scholes valuation model. Fair value assumptions included volatility of 113.4% and 115.0% and annual risk-free interest rates of 5.4% and 4.7% for the 6-month and 2-year warrants, respectively. The total fair value of the new warrants issued was $196,127 and was recorded in equity. The 6-month warrants expired unexercised on June 15, 2024, and their proportionate fair value of $45,774 was reclassified from other reserves to share premium.

On December 5, 2022, the Company entered into a purchase agreement with Lincoln Park Capital Fund, LLC (“LPC” and the “2022 Commitment Purchase Agreement”). Pursuant to the purchase agreement, LPC agreed to subscribe for up to $10.0 million of the Company’s common shares over the 24-month term of the purchase agreement. As consideration for LPC’s irrevocable commitment to purchase common shares upon the terms of and subject to satisfaction of the conditions set forth in the 2022 Commitment Purchase Agreement, the Company agreed to issue 2,500 common shares immediately to LPC as commitment shares. In 2023, the Company issued an aggregate of 17,500 common shares for aggregate proceeds of $854,475 and in 2024 the Company issued an aggregate of 1,286,279 common shares for aggregate proceeds of $1,720,930 to LPC under the 2022 Commitment Purchase Agreement. The 2022 Commitment Purchase Agreement expired on January 1, 2025.

As of December 31, 2024, the fair value of the warrants issued in the January 2018 Registered Offering amounted to zero. The warrants expired unexercised on January 30, 2025.

Issue of common shares under the Equity Incentive Plan

In the first six months of 2025, the Company issued, in lieu of a cash bonus, 1,053,392 common shares at the prevailing market rate of $0.05 each to one member of the Executive Management Committee.

Issue of common shares upon exercise of options

During the six months ended June 30, 2025, no options were exercised.

4.	Loans

On April 3, 2025, the Company entered into a mandatory convertible loan agreement with a private investor (the “Convertible Loan Investor”), pursuant to which the Convertible Loan Investor agreed to loan Altamira Therapeutics AG (“ATAG”) CHF 300,000 ($347,942), which loan bears interest at the rate of 5% per annum and is to mature as of April 7, 2026 (the “ATAG Convertible Loan”). The outstanding loan amount, including principal and accrued interest, will convert into common shares of ATAG simultaneously with a planned financing round for ATAG involving outside investors (the “Financing Round”), with the conversion price amounting to 90% of the issue price per ATAG common share for the Financing Round. On May 19, 2025, ATAG and the Convertible Loan Investor agreed to increase the principal amount of the ATAG Convertible Loan from CHF 300,000 ($347,942) to CHF 420,000 ($487,119). After deduction of transaction costs of CHF 42,000 ($48,712), net cash proceeds amounted to CHF 378,000 ($438,407). The host contract is accounted for as a financial liability measured at amortized cost. After accounting for transaction cost amortization and foreign exchange translation, the carrying amount of the liability was $430,841 as of June 30, 2025. The embedded conversion feature is bifurcated and recognized separately as a derivative financial liability, which is measured at fair value through profit or loss. As of June 30, 2025, the fair value of the derivative was $52,957. The amendment of the loan agreement on May 19, 2025, was assessed as a substantial modification, which resulted in the recognition of a gain of $14,917 in profit or loss for the period.

5.	Employee Benefits

	SIX MONTHS ENDED
	JUNE 30, 2025	JUNE 30, 2024
Salaries	1,263,331	1,159,881
Pension costs	122,232	102,793
Share based compensation expense	261,473	254,288
Other employee costs and social benefits	144,117	187,621
Recharged to related party	(397,840)	(285,706)
Total employee benefits	1,393,313	1,418,877

Salaries increased in the first six months ended June 30, 2025, primarily due to increased headcount and the depreciation of the US$ vs. the Swiss franc compared to the first six months ended June 30, 2024. Share based compensation includes expenses related to employee stock options of $224,440 in the first six months ended June 30, 2025, compared to $254,288 in the first six months ended June 30, 2024. No new stock options were granted in the six months ended June 30, 2025 (25,350 options in the corresponding six-month period in 2024). The exercise price of the options granted as share based compensation in 2024 under the Equity Incentive Plan was $1.57.

In consideration of the objectives of the Company’s Equity Incentive Plan, namely the motivation and retention of employees, the Company’s Compensation Committee decided on April 10, 2025 to align the exercise price of all outstanding stock options which had been issued under the Company’s Equity Incentive Plan up to 2024 and were held by active / currently employed members of the Company’s Board, Executive Management and staff. The strike price was thus reduced to $0.05 per common share, the closing price of the Company’s common shares on April 7, 2025; all other terms and conditions of the options remained unchanged. The modification concerned a total of 1,175,103 stock options. The modification increased the fair value of the stock options granted by $30,851, the incremental fair value is recognized over the remaining vesting period.

Overall, expenses for employee benefits decreased slightly in the first six months ended June 30, 2025, primarily due to higher amounts recharged for services to the associate Altamira Medica.

6.	Finance Income and Finance Expense

	SIX MONTHS ENDED
	JUNE 30, 2025	JUNE 30, 2024
Net foreign exchange loss	-	(179,508)
Interest expense (incl. bank charges)	(37,315)	(6,492)
Total finance expense (incl. bank charges)	(37,315)	(186,000)
Gain on modification of financial instruments	14,917	-
Net foreign exchange gain	1,647,303	-
Interest income	-	513
Total finance income	1,662,220	513
Finance income/(expense), net	1,624,905	(185,487)

7.	Loss per share

	SIX MONTHS ENDED
	JUNE 30, 2025	JUNE 30, 2024
Loss attributable to owners of the Company	(1,535,012)	(4,339,832)
Weighted average number of shares outstanding	5,017,091	2,060,714
Basic and diluted loss per share	(0.31)	(2.11)

For the six months ended June 30, 2025, and June 30, 2024, basic and diluted loss per share are calculated based on the weighted average number of shares issued and outstanding and excludes shares to be issued under the stock option plans or for warrants, as they would be anti-dilutive. As of June 30, 2025, the Company had 1,176,084 options outstanding under its stock option plan. The average number of options outstanding between January 1, 2025, and June 30, 2025, was 1,176,084 (186,563 for the period between January 1, 2024 and June 30, 2024).

8.	Events after the Reporting Period

On July 23, 2025, the Company entered into a loan agreement with a private investor (the “Private Lender”), pursuant to which the Private Lender agreed to loan to ATAG the amount of CHF 200,000 ($252.360), which loan bears interest at the rate of 5% per annum and is to mature as of October 23, 2025. On August 20, 2025, the Company entered into a second loan agreement with another, unrelated private investor (together the “Private Lenders”), pursuant to which such investor agreed to loan to ATAG the amount of CHF 150,000 ($186,570), which loan bears interest at the rate of 5% per annum and is to mature as of November 24, 2025.